EXHIBIT NO. 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” and “Appendix N — Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statement of Additional Information of MFS Global Multi-Asset Fund, a series of MFS Series Trust XVI, in Post-Effective Amendment No. 59 to the Registration Statement (Form N-1A, No. 2-36431).

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated August 14, 2015, with respect to the financial statements and financial highlights of MFS Global Multi-Asset Fund included in the Annual Report to Shareholders for the fiscal year ended June 30, 2015.

ERNST & YOUNG LLP
/s/ Ernst & Young LLP

Boston, Massachusetts

October 23, 2015